J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

October 22, 2019

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:                                         Pam Howell, Special Counsel

Ruairi Regan, Staff Attorney

Rufus Decker, Accounting Branch Chief

Steve Lo, Staff Accountant

Re:                             Progyny, Inc. Registration Statement on Form S-1, as amended (File No. 333-233965)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Progyny Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on October 24, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,455 copies of the Preliminary Prospectus, dated October 15, 2019, and included in the above-named Registration Statement, as amended, were distributed during the period from October 15, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

Acting on behalf of themselves and the several underwriters

by:	J.P. MORGAN SECURITIES LLC

by:	/s/ Tommy Rueger
Tommy Rueger
Managing Director

by:	GOLDMAN SACHS & CO. LLC

by:	/s/ Lyla Bibi
Lyla Bibi
Managing Director

by:	BOFA SECURITIES, INC.

by:	/s/ Michele A. H. Allong
Michele A. H. Allong
Authorized Signatory